Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

April 13, 2021

DT Midstream, Inc.

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Submitted March 19, 2021

CIK 0001842022

Dear Ms. Barberena-Meissner:

DT Midstream, Inc. (the “Company”), a Delaware corporation and wholly owned subsidiary of DTE Energy Company (“DTE Energy”), has confidentially submitted today this letter and Amendment No. 2 to the Draft Registration Statement on Form 10-12B (“Amendment No. 2”) via EDGAR to the U.S. Securities and Exchange Commission (the “SEC”). This letter and Amendment No. 2 set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated March 31, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form 10-12B submitted to the SEC on March 19, 2021.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2. All references to page numbers in these responses are to pages of Amendment No. 2.

Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Selected Historical Financial Data

Non-GAAP Financial Information, page 83

1.

We note that you identify net income as the GAAP financial measure that is most directly comparable to your non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow. Please address the following points.

•

Include a direct reconciliation from net income for each measure and remove the compound reconciliation, between the two non-GAAP measures, considering that adjustments in the second part are not fully independent of those in the first part.

•

Since you include the non-GAAP measure “EBTDA from equity method investees” as a reconciling item, it appears that you should also include a separate reconciliation between that measure and the GAAP measure of earnings from equity method investees.

•

Explain why the adjustment to deduct net income attributable to non-controlling interests does not effectively duplicate some portion of the other adjustments in your reconciliation, beyond the offsetting adjustment for depreciation and amortization.

•

Tell us why the summary tabulations on pages 120 and 123 list net income attributable to DT Midstream, Inc., rather than net income, along with your two non-GAAP measures, if net income is the most directly comparable GAAP measure.

Response: The Company acknowledges the Staff’s comment. Each of the points are addressed below:

•	In response to the Staff’s comment in bullet 1, the Company has revised the disclosure on pages 85 and 86.

•	In response to the Staff’s comment in bullet 2, the Company has revised the disclosure on pages 85 and 125.

•

The Company acknowledges the Staff’s comment in bullet 3 and respectfully advises the Staff that the deduction of net income attributable to noncontrolling interests does not effectively duplicate some portion of the other adjustments in the reconciliation. Noncontrolling interests primarily relate to Stonewall Gas Gathering Lateral Pipeline (“Stonewall”). Noncontrolling interests associated with the Company’s other consolidated subsidiaries are de minimis. Stonewall and the other consolidated subsidiaries with noncontrolling interests do not have external debt, and are flow-through entities for U.S. tax purposes that are not subject to federal tax. Therefore, adjustments to subtract interest expense and tax expense attributable to the noncontrolling interests are not applicable for these entities.

Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

The Company acknowledges the Staff’s comment in bullet 4 and respectfully advises the Staff that it has determined that net income attributable to DT Midstream, rather than net income, is the most directly comparable GAAP measure and has revised the disclosure on pages 124 and 126 and throughout the sections entitled “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to state that net income attributable to DT Midstream, rather than net income, is the most directly comparable GAAP measure to the Company’s non-GAAP measures.

2.

We note that in calculating your non-GAAP measure of Distributable Cash Flow, you include an adjustment for “Maintenance capital investment.” Please expand your disclosure to explain how you define and determine the amount of this adjustment, and the reasons for the variations, in comparing each period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84, 86 and 122.

Unaudited Pro Forma Consolidated Financial Statements, page 86

3.

We understand that you will be providing additional information including pro forma financial statements to address prior comment 6 in a future amendment. We will continue our review of your response to that comment once you have provided the requested information.

Response: In response to the Staff’s prior comment 6, the Company has revised the disclosure on pages 159 and 161 to 162.

The Company confirms that (a) the finalized pro forma financial statements requested by the Staff’s prior comment 6 will be provided in a future amendment and (b) it will expand its disclosure in a future amendment to (i) quantify the amounts to be drawn under the senior notes and term loans and (ii) indicate how proceeds from the debt will be utilized.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 119

4.

We note that in response to prior comment five you have included a reconciliation of the total assets for DTE Energy Company’s Gas Storage and Pipelines segment to the total assets reported on your balance sheets. Please expand your discussion of Note C on page 121 to describe the “carve-out financial statement adjustments” underlying the $99 million adjustment.

Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122.

Results of Operations, page 122

5.

We note that you provide a three-line tabulation of consolidated financial results on page 120, having two non-GAAP measures and one GAAP measure, with corresponding narratives; and that you begin your discussion of the results of operations for operating segments on page 122 with a four-paragraph overview of your non-GAAP financial measures, followed by a two-line tabulation of segment results, including one GAAP and one non-GAAP measure, which collectively appear to lend greater prominence to the non-GAAP financial measures. Please revise your disclosures as necessary to provide a more balanced presentation.

For example, the summary tabulations for both consolidated and segment results could be more informative and balanced from a GAAP perspective with additional GAAP measures, such as revenues and operating income along with some discussion and analysis; while greater focus on the GAAP measures may be achieved by repositioning the discussion of non-GAAP measures to follow that presentation. Please include non-GAAP labeling for your reconciliations on pages 123 and 125.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 121 to 128.

6.

We note that you report a measure identified as cost of sales which appears to exclude certain costs that would be attributable to cost of sales under GAAP. For example, in your discussion of operation and maintenance expense on pages 124 and 125, you indicate this line item, rather than cost of sales, includes expenses for gathering system operations, storage, labor, outside services, and compression; we also see that you report all depreciation and amortization on a separate line.

Please revise your financial presentation and notes as necessary to clarify your accounting policies with regard to these cost categories and to clarify which costs would be appropriately considered part of cost of sales under GAAP, including the parenthetical labeling guidance in SAB Topic 11:B. Please include some discussion and analysis of these measures on a consolidated basis in MD&A.

Response: The Company respectfully advises the Staff that it operates primarily as a service business providing transportation, storage and gathering of natural gas for its customers. The service component of the Company’s business represented 96%, 97% and 94% of its Revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Operation and maintenance is comprised of the costs supporting the services the Company provided.

Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

A smaller portion of the Company’s business is focused on the sale of sand mining products in 2020 and 2019, and of natural gas in 2020, 2019 and 2018, respectively. The product revenues related to these sales represented approximately 4%, 3% and 6% of the Company’s total Revenue for the years ended December 31, 2020, 2019 and 2018. The Company has not separately stated product revenue on its income statement as it did not meet the disclosure thresholds outlined in Rules 5-03(b)(1) and (2) of Regulation S-X.

Cost of sales is comprised of the direct costs, including depreciation, of the Company’s sand mining operations and the cost of gas purchased for resale related to gas product sales. The Company did not separately disclose the depreciation related to the sand mining operations included in Cost of sales in the Company’s Property, Plant and Equipment footnote as it was approximately $1.5 million for the year ended December 31, 2020, which was not deemed significant. The sand mining operations were acquired as part of the acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline in December 2019, therefore Cost of sales, including depreciation, for the year ended 2019 was de minimis. The Company confirms that it is continuing to monitor the depreciation amount included in Cost of sales and if it becomes material, the Company will expand its disclosure accordingly. The cost of gas represents the commodity purchases.

The Company confirms that its interim financial statements for the quarter ended March 31, 2021, which will be included in a future amendment, will include the parenthetical description, as described in SAB Topic 11:B, to the Cost of sales and gas caption and an expanded accounting policy disclosure as follows:

Statements of Operations

Cost of sales and gas (exclusive of items shown separately below)

Note 2 – Summary of Significant Accounting Policies

Cost of sales and gas

Cost of sales and gas primarily includes material, costs of outside services, labor and depreciation associated with our sand mining operations. It also includes the cost of natural gas purchased for remarketing, which is exclusive of operations, maintenance and depreciation costs.

Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

Operation and maintenance

Operations and maintenance includes the costs of our transportation, storage and gathering services and is primarily comprised of costs for labor, outside services, materials, compression and other operating and maintenance costs.

Depreciation and amortization

Depreciation and amortization is related to Property, plant and equipment used in our transportation, storage and gathering businesses.

The Company respectfully advises the Staff that it provides variance analysis for Operation and maintenance and Cost of sales and gas at the segment level in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 120. The Company does not believe that further discussion and analysis of these measures on a consolidated basis would provide additional meaningful information to the reader as the aggregation of the Company’s two segments, after intersegment eliminations, would equal the consolidated total.

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Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

If you have any questions or comments with respect to Amendment No. 2 or this response letter, please do not hesitate to contact me by telephone at (212) 474-1414 or by email at aelken@cravath.com.

Very truly yours,

/s/ Andrew C. Elken
Andrew C. Elken

Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0001

Copy to:

Laura Nicholson

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

JoAnn Chavez, Senior Vice President and Chief Legal Officer

JoAnn.Chavez@dteenergy.com

DTE Energy Company

One Energy Plaza

Detroit, Michigan 48226-1279

VIA E-MAIL